unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50



Date May 4, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Vacuum Solutions (Leybold Vacuum) takes measures to drive up profitability – 220 positions to be cut back by the end of 2006**

dw 5/18

Media Release

Vacuum Solutions (Leybold Vacuum) takes measures to drive up profitability – 220 positions to be cut back by the end of 2006

Pfäffikon SZ, May 4, 2005 – Extensive restructuring has been decided upon at the Vacuum Solutions segment (Leybold Vacuum). Its aim is to bring about marked improvements in profitability, as well as sustained strengthening of the company's competitive position. The package of measures to be implemented before the close of 2006 is expected to bring Vacuum Solutions an operating margin of at least 10 percent from 2007 onwards, delivered on the basis of leadership in process and application know-how, a good customer base, and an attractive portfolio of products and services.

The restructuring measures themselves include worldwide process standardization, greater administrative efficiency, a uniform IT infrastructure, better use of synergies, optimization of production costs, and leaner development processes. All this will inevitably have consequences for human resources: among the 1,483 employees at present, there will be reductions totaling some 220 positions worldwide by the end of 2006. Although staffing cutbacks will be made in the most socially acceptable manner possible, layoffs will be inevitable.

Unaxis expects this extensive restructuring at Vacuum Solutions to incur one-time costs of around CHF 40 million up to the end of 2006.

Management at Unaxis and Vacuum Solutions is convinced that restructuring will establish the foundation for sustained, profitable development by Vacuum Solutions as part of Unaxis' Thin Film and Vacuum Technology business segment.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Group profile

	Thin film and vacuum technology				
Segments	Coating Services	Vacuum Solutions	Data Storage Solutions	Components and Special Systems	
Divisions				Optics	Space Technology
Brands	Balzers	Leybold Vacuum	Unaxis	Unaxis	Contraves Space

Semiconductor technology		
Semiconductor Equipment		
Wafer Processing	Assembly & Packaging	Display Technology
Unaxis	ESEC	Unaxis

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.